Filed by Lincoln Bancorp
                                                      pursuant to Rule 425 under
                                                  the Securities Act of 1933 and
                                                        deemed filed pursuant to
                                                Rule 14a-12 under the Securities
                                                            Exchange Act of 1934

                                     Subject Company: First Shares Bancorp, Inc.
                                                    Commission File No.: 0-29837


Lincoln Bancorp
1121 East Main St.
Plainfield, Indiana 46168


LINCOLN BANCORP ANNOUNCES ANNUAL SHAREHOLDER MEETING
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For Immediate Release:  Wednesday, May 12, 2004


Lincoln Bancorp (Nasdaq: LNCB) (the "Company"), the holding company of Lincoln Bank (the "Bank"), announced today that it will hold its annual meeting of shareholders on July 15, 2004, at which, among other things, the previously announced merger with First Shares Bancorp, Inc. will be submitted to a vote of its shareholders. The meeting will be held at 12:00 p.m. at the Guilford Township Community Center, 1500 S. Center Street, Plainfield, Indiana.

The Company also announced that on May 12, 2004, the Securities and Exchange Commission declared effective its registration statement on Form S-4 containing the joint proxy statement/prospectus relating to the merger with First Shares Bancorp, Inc. That document will be mailed next week to shareholders of record of Lincoln Bancorp and First Shares Bancorp, Inc. as of May 10, 2004.

Lincoln Bancorp and Lincoln Bank are headquartered in Plainfield, Indiana with additional offices in Crawfordsville, Frankfort, Brownsburg, Avon, Mooresville and Greenwood.

Lincoln Bancorp ("Lincoln") has filed a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which includes the joint merger proxy statement/prospectus that will be mailed to shareholders of Lincoln and First Shares Bancorp, Inc. ("First Shares"). WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Lincoln will be available free of charge from the Secretary of Lincoln at 1121 East Main Street, Plainfield, Indiana 46168, telephone (317) 839-6539. Documents filed with the SEC by First Shares will be available free of charge from the Secretary of First Shares at 996 South State Road 135, Greenwood, Indiana 46143, telephone (317) 882-4790. INVESTORS SHOULD READ THE JOINT MERGER PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

Lincoln and First Shares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC ON MAY 11, 2004 AS PART OF THE FORM S-4 REGISTRATION STATEMENT.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Contact: Tim Unger, Chairman, President & CEO
Lincoln Bancorp
317-839-6539